Exhibit 23.2

Consent of Independent Auditors

The Board of Directors
US Airways, Inc.:

 We consent to the incorporation by reference in the registration statement no. 333-47348 on Form S-3 of US Airways, Inc. of our report dated February 22, 2001 except as to Note 8, which is as of March 6, 2001, relating to the consolidated balance sheets of US Airways, Inc. and subsidiaries ("US Airways") as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholder's equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2000 which appear in the December 31, 2000 Annual Report on Form 10-K of US Airways Group, Inc. and US Airways.

Our report refers to a change, effective January 1, 2000, in the Company's method of accounting for the sale of mileage credits in its frequent traveler program.

KPMG LLP

McLean, VA
February 22, 2001 except as to Note 8, which is as of March 6, 2001